1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Jan. 11, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/01/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/12/26: Chunghwa’s Board approved the acquisition of up to 32.5% of Senao by a public tender offer

2.	Announcement on 2006/12/26: The Board approved the appointment of Joseph C.P. Shieh as Chief Financial Officer

3.	Announcement on 2006/12/27: Chunghwa Telecom will acquire Senao’s equity shares through open tender at a discount

4.	Announcement on 2006/12/27: Chunghwa Telecom will acquire Senao’s shares via tender offer

5.	Announcement on 2006/12/27: The acquisition of up to 32.5% of Senao by a public tender offer

6.	Announcement on 2006/12/27: No Serious Impact of Earthquake on Chunghwa Telecom

7.	Announcement on 2006/12/28: The deputy financial spokesperson of the Company was changed

8.	Announcement on 2006/12/28: Clarification of Commercial Times’ report about Chunghwa Telecom to aim for NT$200bn as revenue of 2007

9.	Announcement on 2006/12/28: The Senior Managing Director of Finance Department of the Company was changed

10.	Announcement on 2006/12/28: Clarification of Economic Daily News’ report about Chunghwa Telecom has no backup circuit

11.	Announcement on 2007/01/03: The acquisition of Senao International Co., Ltd.via public tender offer reached minimum tendered volume

12.	Announcement on 2007/01/04: Clarification of Economic Daily News’ report about Chunghwa Telecom will conduct capital reduction at the amount of NT$20 billion

13.	Announcement on 2007/01/08: Expiration of tender offer for common shares of Senao

14.	Announcement on 2007/01/08: Acquisition of Senao’s common shares via public tender offer

15.	Announcement on 2007/01/10: Dec 2006 sales

EXHIBIT 1

Chunghwa’s Board approved the acquisition of up to 32.5% of Senao by a public tender offer

Date of events: 2006/12/26

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting: 2006/12/26

2. Content of the investment plan:

(1)	Meeting resolution: Acquires up to 32.5% of Senao International Co., Ltd. by a public tender offer.

(2)	Type of securities to be acquired: Senao’s common Stock.

(3)	Volume of the securities to be acquired: 72,520,000 shares.

(4)	Expected price of the securities to be acquired: NT$15.1

(5)	Scheduled period of the public tender offer: from 28 December, 2006 to 8 January, 2007.

(6)	Conditions of the public tender offer: The only condition is that the total number of Senao’s shares tendered on or before the closing date of the tender offer period is more than 70,373,000 shares.

3. Anticipated date of execution of the investment: 2007/01/15

4. Source of funds: Capital from Chunghwa

5. Concrete purpose/objective: Strategy investment

6. Any other matters that need to be specified: None

EXHIBIT 2

The Board approved the appointment of Joseph C.P. Shieh as Chief Financial Officer

Date of events: 2006/12/26

Contents:

1. Date of occurrence of the event: 2006/12/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: BOD approved the appointment of Joseph C.P. Shieh, as Chief Financial Officer & Senior Vice President

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa Telecom will acquire Senao’s equity shares through open tender at a discount

Date of events: 2006/12/27

Contents:

1. Date of occurrence of the event: 2006/12/26

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: none

5. Cause of occurrence: Chunghwa Telecom will acquire Senao’s equity shares through open tender at a discount (supplement to the material disclosure dated Dec. 26, 2006)

6. Countermeasures: none

7. Any other matters that need to be specified:

(1)	Board of Chunghwa Telecom approved the company to initiate a public tender offer to acquire common shares of Senao at the price of NT$15.1 per share. The shares tendered are expected to be at the range from 31.5% to 32.5% of Senao’s total outstanding shares. The Company projects to acquire 72,520,000 shares of Senao during a scheduled period from Dec. 28, 2006 to Jan. 8, 2007.

(2)	The assessment of the value of the Senao’s equity for this acquirement is according to the book value per share and earnings per share as well as the P/B ratio and P/E ratio. The auditor was mandated to provide opinion regarding the appropriateness of the tender price.

(3)	The tender offer is expected to strengthen bilateral business cooperation between both companies and to deliver synergy. In 2007, Senao will increase additional 100 stores providing service exclusively for Chunghwa and will extend service hours in the evening and during the weekend. With brilliant decoration and young staff, the exclusive service stores will be Chunghwa’s base for promoting valued-added services, strengthening customers’ service and promoting operation performance.

(4)	After investing in Senao, Chunghwa will have Senao to sell all the Company’s service products in the exclusive service stores. After the completion of this tendered offer, the company expects the cooperation of both companies will be even strengthened and the shareholders value of both companies will be increased.

EXHIBIT 4

Chunghwa Telecom will acquire Senao’s shares via tender offer

Date of events: 2006/12/27

Contents:

1. Date of occurrence of the event: 2006/12/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: Chunghwa Telecom will acquire Senao’s shares via tender offer

6. Countermeasures: None

7. Any other matters that need to be specified:

(1)	Taipei, Taiwan, R.O.C. December 26, 2006 - The leading telecommunication operator in Taiwan, Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today passed a resolution at the board meeting to initiate a public tender offer to acquire common shares of Senao International Co., Ltd. (TAIEX: 2450)at the price of NT$15.1 per share. The Company projects to acquire 72,520,000 shares of Senao during a scheduled period from Dec. 28, 2006 to Jan. 8, 2007. The condition for the completion of this public tender offer is that tendered shares of Senao to reach 70,373,000 (equivalent to 31.5% of Senao’s total outstanding shares) before the closing of this public tender offer.

(2)	Chunghwa indicates that Senao, one of its important strategic partners, has great reputation for its specialty in mobile phone sale, distribution expansion, after-market service and inventory management. The tender offer is expected to strengthen bilateral business cooperation between both companies and to deliver a huge synergy. In 2007, Senao will increase additional 100 stores providing service exclusively for Chunghwa and will extend service hours in the evening and during the weekend. With brilliant decoration and young staff, the exclusive service stores will be Chunghwa’s base for promoting valued-added services, strengthening customers’ service and promoting operation performance.

(3)	After investing in Senao, Chunghwa will have Senao to sell all the Company’s service products in the exclusive service stores. In addition, with the coming of 3rd generation (3G) mobile service era and the trend of customized mobile phones. Chunhgwa will cooperate with Senao to plan the development of the customized mobile phones in the near future. Chunghwa believes that it would be helpful for the popularization of customized mobile phones and the growth of 3G subscribers.

EXHIBIT 5

The acquisition of up to 32.5% of Senao by a public tender offer

Date of events: 2006/12/27

Contents:

1. Date of filing reporting of the public tender offer: 2006/12/27

2. Company name of the public tender offeror: Chunghwa Telecom Co., Ltd.

3. Location of the company of the public tender offeror: 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan (R.O.C.)

4. Business Registration Certificate number of the public tender offeror: 96979933

5. Name of the public company whose securities are to be acquired: Senao International Co., Ltd.

6. Type of securities to be acquired: one thousand common shares per unit

7. Volume of the securities to be acquired: 72,520,000 shares

8. Expected price of the securities to be acquired: NT$15.1

9. Scheduled period of the public tender offer: from December 28, 2006 to January 8, 2007

10. Purpose of the public tender offer: strategy investment

11. Conditions of the public tender offer: The total number of tendered shares reaches 70,373,000 before the closing date.

12. Name of the appointed institution: Capital Securities Corp.

13. Location of the appointed institution: 101, Songren Rd., Taipei,Taiwan (R.O.C.)

14. Any stipulation that securities will continue to be purchased even after the number of acquired offeree securities has reached a certain predetermined volume or percentage, or any other purchase conditions: If the total number of Senao’s shares tendered reaches 70,373,000 shares before the closing date of the tender offer period, the offerer will purchase all shares from tendering shareholders.

15. Manner of handling situation when the number of acquired offeree securities falls short of, or exceeds, a predetermined purchase volume: If the number of tendered shares fails to reach 70,373,000, the offerer will cancel the offering; if the number of tendered shares exceeds 72,520,000, the offerer will purchase on prorata basis rounded up to per thousand shares and return the rest of the shares to offerees.

16. Does the matter involve the Ministry of Economic Affairs’ Investment Commission? (applicable when overseas Chinese or foreign nationals purchase securities offered by a public company from the Republic of China;if so, please specify one of the following concerning the case: ”submitted, not yet approved” or “approved”): No

17. Does the matter involve the Executive Yuan’s Fair Trade Commission (enterprise combination; if so, please specify one of the following concerning the case: “submitted, not yet approved” or “approved”): No

18. If the public tender offer must be approved by or reported to other competent authorities before it can take effect, has an attorney reviewed the reporting documents and attached a legal opinion that carries legal weight? Is it clearly stated that the offeror shall be liable for damages to the offeree in the event another competent authority does not approve the public tender offer, suspends its validity, or voids its approval? Where the public tender offer entails cash purchase, provide a document explaining the origin of the funds, and any evidentiary documents (Please disclose the context of legal opinion in the column of “any other matters that need to be specified by the SFB”.): NA

19. Where the public tender offer entails cash purchase, provide a document explaining the origin of the funds, and any evidentiary documents: funds from offerer

20. Where the aforementioned funds have been obtained via loan, provide a document with the details of the loan, any evidentiary documents, and the repayment schedule: NA

21. Where the public tender offer entails purchase through the pledge of negotiable securities pursuant to the provisions of the Regulations Governing Tender Offers for Purchase of the Securities of a Public Company, provide the names and types of said securities, their average prices for the previous three months, and the closing prices, time of acquisition, cost of acquisition on the day prior to filing of the report, the factors affecting calculation of the price, and factors affecting determination of the price: NA

22. Any other matters that need to be specified by the SFB: If Inquiring tender offer prospectus and additional information, please access the website as below : http://newmops.tse. com.tw

EXHIBIT 6

No Serious Impact of Earthquake on Chunghwa Telecom

Date of events: 2006/12/27

Contents:

1. Date of occurrence of the event: 2006/12/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The earthquake on Dec. 26, 2006 resulted in partial cable outage but brought no serious impact on finance and business.

6. Countermeasures: Restoration has been made available and traffic recovery in progress.

7. Any other matters that need to be specified: None

EXHIBIT 7

The deputy financial spokesperson of the Company was changed

Date of events: 2006/12/28

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): Deputy Financial Spokesperson

2. Date of occurrence of the change: 2006/12/28

3. Name, title, and resume of the replaced person: Hank Han-Chao Wang, Vice President and Senior Managing Director of Finance Department

4. Name, title, and resume of the replacement: Hwa-Mei Wei, Senior Managing Director of Finance Department

5. Reason for the change: Hwa-Mei Wei, is promoted to assume the Senior Managing Director of Finance Department

6. Effective date: 2006/12/28

7. Contact telephone number of the replacement: 02-23444169

8. Any other matters that need to be specified: None

EXHIBIT 8

Clarification of Commercial Times’ report about Chunghwa Telecom to aim for NT$200bn as revenue of 2007

Date of events: 2006/12/28

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2006/12/28

3. Content of the report: Chunghwa Telecom aims for NT$200bn as revenue of 2007.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: This report is only media speculation without any confirmation.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

The Senior Managing Director of Finance Department of the Company was changed

Date of events: 2006/12/28

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): financial officer

2. Date of occurrence of the change: 2006/12/28

3. Name, title, and resume of the replaced person: Hank Han-Chao Wang, Senior Managing Director of Finance Department

4. Name, title, and resume of the replacement: Hwa-Mei Wei, Senior Managing Director of Finance Department

5. Reason for the change: Hwa-Mei Wei assumed the Senior Managing Director of Finance Department

6. Effective date: 2006/12/28

7. Contact telephone number of the replacement: 02-23444169

8. Any other matters that need to be specified: None

EXHIBIT 10

Clarification of Economic Daily News’ report about Chunghwa Telecom has no backup circuit

Date of events: 2006/12/28

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2006/12/28

3. Content of the report: Chunghwa Telecom is lacking of back-up route for damaged submarine cables.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information:

(1)	The revenue is expected to be short of NT$100,000,000 due to the cable failure caused by the earthquake on Dec 26.

(2)	The cost derived from circuit restoring and cable recovering is expected to be around NT$50,000,000. The traffic is expected to be normalized in 2 to 3 weeks.

(3)	Restoration plans were carried out while the cables failed on Dec 26, however the back-up routes were also impacted in the following big scale aftershocks on Dec 27.

6. Countermeasures: To clarify to the press.

7. Any other matters that need to be specified: None.

EXHIBIT 11

The acquisition of Senao International Co., Ltd.via public tender offer reached minimum tendered volume

Date of events: 2007/01/03

Contents:

1. Date of occurrence of the event: 2007/01/03

2. Cause: The acquisition of Senao International Co’s common shares via public tender offer reached the minimum volume 70,373,000 shares on 2007/01/03. In accordance with the 1st item, 19th article of “Regulations Governing Tender Offers for Purchase of the Securities of a Public Company”, the Company announced that tender offer volume reached minimum volume. This public tender offer won’t be closed until 3:30PM 2007/01/08; the maximum volume of tender offer is 72,520,000 shares.

3. Countermeasures: N/A

4. Any other matters provided by the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan:

(1)	In accordance with the 3rd item, 19th article of “Regulations Governing Tender Offers for Purchase of the Securities of a Public Company” and 4th point, 3rd item of Taiwan Securities Central Depository Co.’s “Regulations Governing Book-Entry Operations for Centrally Deposited Securities”, people who take part in this public tender offer cannot withdraw the offer after this announcement, except for stated in other regulation. (2)The appointed stockbroker, Capital Securities Corporation, will complete the settlement within 5 working days (including the 5th working day) after the closing date of the public tender offer.

EXHIBIT 12

Clarification of Economic Daily News’ report about Chunghwa Telecom will conduct capital reduction at the amount of NT$20 billion

Date of events: 2007/01/04

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2007/01/04

3. Content of the report: Chunghwa Telecom will conduct capital reduction at the amount of NT$20 billion

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company considers capital reduction to be an option of capital management. However, this is still on the stage of assessment with no certain timeline and amount.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Expiration of tender offer for common shares of Senao

Date of events: 2007/01/08

Contents:

1. Date of expiry of the public tender offer period: 2007/01/08

2. Company name of the public tender offeror: Chunghwa Telecom Co., Ltd.

3. Location of the public tender offeror: 21-3, Hsinyi Rd., Sec. 1, Taipei, Taiwan, R.O.C.

4. Name of the public company whose securities were acquired: Senao International Co., Ltd.

5. Kinds of securities acquired: common shares

6. Public tender offer period: 2006/12/28~2007/01/08

7. If the requirement that the number of acquired offeree securities reach the predetermined acquisition volume was a condition of acquisition, whether the condition was met: Yes, the acquisition of Senao via public tender offer has reached the minimum volume.

8. Number of responding offeree securities; actual volume of trades: 70,373,000 shares

9. Time, method, and location of payment of the purchase consideration:

(1)	Time: Within 5 business days (including the 5th business day) after the end of tender offer period.

(2)	Method: The appointed institution, Capital Securities Corp. (CSC), will pay the purchase price by wire transfer or in the form of a check (with recipient being specified and endorsement for transfer being prohibited) by registered mail and the amount wired or stated in the check will be the purchase price, net of the applicable securities transaction tax, bank wire transfer fee/postage, and other relevant costs.

(3)	Location: CSC will pay the purchase price to the designated bank account associated with depository stock book from tendering shareholders.

10. Time, method, and location of settlement of the traded securities:

(1)	Time: Within 5 business days (including the 5th business day) after the end of tender offer period.

(2)	Method: Through TDCC book entry system by transfer from CSC’s special TDCC account for this tender offer (Account no: 52707003000) to the TDCC account of the tendering shareholder.

(3)	Location: CSC, 4F, No.101, Songren Rd., Taipei, Taiwan, (R.O.C.)

11. Any other matters that need to be specified: N/A

EXHIBIT 14

Acquisition of Senao’s common shares via public tender offer

Date of events: 2007/01/08

Contents:

1. Name of the securities: Senao International Co., Ltd.

2. Trading date: 2006/12/28~2007/01/08

3. Trading volume, unit price, and total monetary amount of the transaction: 70,373,000 shares, NTD15.1/per share, total amount of NTD1,062,632,300

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: 1.52%, 1.73%, NTD35,053mn

8. Concrete purpose/objective of the acquisition or disposal: strategy investment

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 15

Chunghwa Telecom

Jan. 10, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec. 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Dec.	Invoice amount	17,898,725	18,628,535	- 729,810	-3.92%
Jan - Dec.	Invoice amount	211,115,361	211,733,032	- 617,671	-0.29%
Dec.	Net sales	16,450,026	15,944,135	505,891	3.17%
Jan - Dec.	Net sales	184,386,978	183,381,851	1,005,127	0.55%

b Trading purpose : None